January 31, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ameen Hamady

Jeanne Baker

Re:	Enlivex Therapeutics Ltd.

Form 20-F for the year ended December 31, 2018

Filed on April 30, 2019

Form 20-F/A for the year ended December 31, 2018

Filed on January 23, 2020

File No. 001-36578

Ladies and Gentlemen:

On behalf of Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (“Enlivex” or the “Company”), the following response is to the comment letter, dated January 27, 2020 (the “Comment Letter”), concerning the above referenced Form 20-F filed on April 30, 2019, as amended by the Form 20-F/A filed on January 23, 2020 (the “Form 20-F”). Set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Comment Letter.

In the response below, references to “we”, “our” and “us” refer to the Company. We have reproduced the text of the Staff’s comment in bold-face, followed by the Company’s response. Concurrently with this response, the Company is filing with the SEC Amendment No. 2 to the Form 20-F (the “Amendment”, and the 20-F as amended by the Amendment, the “Amended 20-F”), which incorporates revisions to the Form 20-F.

Item 15. Controls and Procedures, page 64

1.	In light of the fact that the Company amended its Form 20-F for the fiscal year ended December 31, 2018 to include the required disclosures and financial statements of Bioblast Pharma Ltd (Bioblast), please tell us how you concluded that Bioblast’s disclosure controls and procedures and internal controls over financial reporting were effective as of December 31, 2018. Please advise or revise your conclusions accordingly.

The Company’s Response:

Further to discussions with the Staff, the Amendment amends Item 15 of the Amended 20-F in response to the Staff’s comment.

* * *

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact the Company’s outside counsel, Robert L. Grossman, Esq. at (305) 579-0756 or Drew M. Altman, Esq. at (305) 579-0589, each of Greenberg Traurig, P.A.

Sincerely,

Enlivex Therapeutics Ltd.

/s/ Shachar Schlosberger
Shachar Schlosberger
Chief Financial Officer
cc:	Robert L. Grossman
Drew M. Altman
Greenberg Traurig, P.A.